Aurora completes $230 million convertible debenture offering

TSX: ACB

VANCOUVER, March 9, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that, further to its news release dated January 5, 2018, the Company has completed its bought deal offering for gross proceeds of $230 million, including the exercise, in full, of the Underwriters' over-allotment option (the "Offering"), comprised of 5% unsecured convertible debentures (the "Debentures") of Aurora at the issue price of $1,000 per Debenture, with a syndicate of underwriters, led by Canaccord Genuity Corp. and PI Financial Corp., including Beacon Securities Limited, Eight Capital, GMP Securities L.P. and Mackie Research Capital Corporation (collectively, the "Underwriters").

The Convertible Debentures will have a maturity date of two years from the closing date of the Offering (the "Maturity Date") and will bear interest from the date of closing at 5.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Convertible Debentures will be convertible, at the option of the holder, into common shares of the Company ("Common Shares") at any time prior to the close of business on the last business day immediately preceding the Maturity Date at a conversion price of $13.05 per Common Share (the "Conversion Price"). The Company may force the conversion of the principal amount of the then outstanding Convertible Debentures at the Conversion Price on not less than 30 days' notice should the daily volume weighted average trading price of the Common Shares be greater than $17.00 for any 10 consecutive trading days. Further details on the debentures can be found in the Company's filings on www.sedar.com.

The Company intends to use the net proceeds of the Offering for various investment purposes to drive further growth, including part of the cash portion of the CanniMed Therapeutics Inc. acquisition, part of the Company's contribution to the construction cost of the planned 1,000,000 square foot cannabis production facility Aurora Nordic in Denmark, as well as other domestic and international opportunities.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Ltd.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend to develop a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/March2018/09/c3876.html

%SEDAR: 00025675E

For further information: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com

CO:Aurora Cannabis Inc.

CNW 08:31e 09-MAR-18